4000 Union Pacific Avenue
City of Commerce, CA 90023
Phone: (323) 980-8145
www.99only.com

March 11, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Jennifer Thompson

Re:	99 Cents Only Stores LLC
Form 10-K for the Fiscal Year Ended January 30, 2015
Filed April 22, 2015
Form 10-Q for the Quarterly Period Ended October 30, 2015
Filed December 14, 2015
File No. 1-11735

Dear Ms. Thompson:

Set forth below are the responses of 99 Cents Only Stores LLC (“99 Cents”) to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 28, 2016 relating to the above-referenced filings.  For your convenience, we have recited each of the numbered comments from the Staff in italicized type and have followed each comment with our response.  References throughout this letter to “we,” “us,” “our” and “the Company” are to 99 Cents.

Overview

The Company believes that the following overview of key events, initiatives and strategies from January 2012 to the third quarter of our fiscal year ended January 29, 2016 (“Fiscal 2016”) may provide helpful context for the Staff’s understanding of our responses, particularly with respect to inventory and goodwill matters raised in the Staff’s comments.  During this period, the Company experienced several changes to senior management and to its strategic and operational direction, which the Company believes are important for understanding the factual basis for a number of the following responses.  For purposes of this overview (this “Overview”), the term “Company” refers to 99¢ Only Stores and its consolidated subsidiaries prior to its conversion to a California limited liability company effective October 18, 2013, and to 99 Cents Only Stores LLC and its consolidated subsidiaries on or after such conversion.

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Fiscal 2012:

The Merger

On January 13, 2012, the Company was merged with Number Merger Sub, Inc. (“Merger Sub”) and became a subsidiary of Number Holdings, Inc. (“Parent”), an entity controlled by affiliates of Ares Management LLC and Canada Pension Plan Investment Board (together, the “Sponsors”) and certain pre-Merger owners including Eric Schiffer, the Company’s then Chief Executive Officer, Jeff Gold, the Company’s then President and Chief Operating Officer, Howard Gold, the Company’s then Executive Vice President, Karen Schiffer and The Gold Revocable Trust dated October 26, 2005 (the “Merger”).  The total cash consideration paid was approximately $1.6 billion, which was funded with equity contributions from the Sponsors, cash of the Company, as well as debt proceeds totaling $785.0 million.  The Merger resulted in the recognition of goodwill and indefinite lived intangibles of approximately $479.7 million and $410.0 million, respectively.  Goodwill of $467.2 million was allocated to our retail reporting unit and $12.5 million was allocated to our wholesale reporting unit.

Fiscal 2013:

In January 2013, Eric Schiffer, Jeff Gold and Howard Gold separated from their positions as Chief Executive Officer, Chief Operating Officer and Executive Vice President of Special Projects, respectively, of the Company and Parent and as directors of the Company and Parent.  The board of directors of Parent (the “Board”) appointed one of its members, Rick Anicetti, as Interim President and Chief Executive Officer while the Company conducted a search for a permanent Chief Executive Officer.  The Board also appointed Michael Fung as Interim Executive Vice President and Chief Administrative Officer.  Messrs. Anicetti and Fung were experienced retail professionals who previously held executive level positions at Food Lion LLC and Wal-Mart Stores, Inc., respectively.

In November 2012, the Company added a new Executive Vice President and Chief Merchandising Officer, Michael Kvitko.

Strategic Direction and Operations

Under Mr. Kvitko’s leadership, during the fiscal year ended March 30, 2013 (“Fiscal 2013”), the Company expanded its multi-pricing merchandise strategy to provide a broader range of merchandise offerings in excess of 99.99¢, with the goal of achieving long-term margin benefits.  Such merchandise offerings were previously employed by the Company on a limited basis.  Under Mr. Kvitko’s leadership, the Company also continued to expand fresh produce and perishable offerings with the goal of increasing customer traffic into its stores and increasing purchases of higher margin merchandise within the above-99.99¢ price point offerings.

Change in Inventory Retention Strategy

The Company makes large bulk purchases of merchandise that it anticipates could take over a year to ultimately sell.  Until Fiscal 2013, the Company’s strategy was to retain such inventory items in stock until their sale at the stated 99.99¢ price point, regardless of the pace at which such items sold.  Beginning in Fiscal 2013, to accommodate the warehouse and retail store space needed to support the foregoing expansion of above-99.99¢ price point merchandise offerings, the Company

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shifted away from holding inventory with a long term sell-through cycle and implemented inventory liquidation initiatives of selling goods below cost to prospectively reduce and liquidate slow moving inventories.  Based on these inventory liquidation initiatives, the Company adjusted its excess and obsolete inventory reserves to include items that were at least twelve months old and were not expected to sell above cost within the next twelve months.  As a result of this change, the Company recorded a charge to cost of sales and a corresponding reduction in inventory of approximately $9.1 million in Fiscal 2013.

Transition Fiscal 2014:

On December 16, 2013, the Board approved a resolution changing the end of the Company’s fiscal year from the Saturday closest to the last day of March to the Friday closest to the last day of January, with each successive quarterly period ending the Friday closest to the last day of April, July, October or January, as applicable.  As a result of this change, the Company’s fiscal year 2014 ended on January 31, 2014 (“Transition Fiscal 2014”).

On September 3, 2013, Stéphane Gonthier joined the Company as President and Chief Executive Officer and as a director.  Mr. Gonthier brought more than 15 years of experience in value-oriented retail, having most recently served from September 2007 to August 2013 as Chief Operating Officer at Dollarama Inc., the leading dollar store chain in Canada that, at the time, operated more than 800 stores across the country.  Upon the appointment of Mr. Gonthier, Messrs. Anicetti and Fung stepped down from their interim positions with the Company’s executive leadership team, but each continued as a member of the Board.

Strategic Direction and Operations

Early in his tenure as President and Chief Executive Officer, Mr. Gonthier introduced the following strategic initiatives aimed at aggressively (i) accelerating store growth, (ii) increasing sales and margins and (iii) making the organization more efficient and streamlined, in each case to improve the Company’s competitive position and grow earnings:

1)           Accelerate store growth:  This initiative contemplated the acceleration of store growth, particularly in California markets, to 40 to 50 stores per year, and the related enhancement of distribution capabilities.

2)           Increase sales and margins:

a.             “Go Taller”:  This was a comprehensive program to increase the length and height of shelving and displays at all retail locations to increase merchandise levels and sales.

b.            Global sourcing:  This program significantly increased global sourcing of seasonal and specialty merchandise from import suppliers, predominantly from China, to reduce merchandise costs and improve margins.

c.             Multi-pricing:  A continuation of the initiative overseen by Mr. Kvitko, this was focused on accelerating the expansion of items with a selling price above 99.99¢ to improve gross margins.

d.            Marketing initiatives:  This program involved a change in color scheme for store fronts, logo and mailers in an effort to communicate a “fresh” offering of merchandise.

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3)           Streamline the organization and processes:  This contemplated a number of measures designed to make the organization more efficient and to upgrade both personnel and resources, including the Company’s information technology systems.  In October 2013, the Company executed a reduction in workforce of corporate office support staff, in connection with which the information technology and loss prevention support functions were transitioned to independent third party service providers.

In support of the above initiatives, Mr. Gonthier also initiated an inventory clearance program in Transition Fiscal 2014 involving (i) the disposal of merchandise through a bulk sale of inventory to a retailer in Mexico and (ii) short-term store clearance campaigns.  These clearance campaigns included merchandise identified and reserved for sale at the end of Fiscal 2013, as well as merchandise that did not complement the new “fresh” feel of the merchandising and marketing initiatives discussed above, regardless of the age of the merchandise.  This initiative resulted in a $9.6 million increase to the Company’s reserve for excess and obsolete inventory and corresponding charge to cost of sales in Transition Fiscal 2014.

In Transition Fiscal 2014, as part of a multi-year plan to implement expanded and comprehensive transaction and information systems, the Company completed the implementations of a new warehouse management system and a new sales audit system, and commenced the implementation of a store replenishment system and video loss prevention system.

Fiscal 2015:

Mr. Kvitko resigned as Chief Merchandising Officer, effective January 26, 2015.  Following Mr. Kvitko’s departure, Mr. Gonthier assumed responsibility for the merchandising function and the Company commenced a search for a Chief Merchandising Officer.

Strategic Direction and Operations

Global Sourcing:  In the fiscal year ended January 30, 2015 (“Fiscal 2015”), Mr. Gonthier significantly expanded the global sourcing initiative implemented in Transition Fiscal 2014.  To achieve optimal merchandise pricing, the Company’s global sourcing program required the purchase of seasonal merchandise up to nine months before its sale and required payment four to six weeks prior to its receipt.  The majority of the Company’s globally sourced merchandise consisted of this seasonal merchandise.  In May 2014, the Southern California overseas supply chain began to be negatively impacted by a slowdown of operations at West Coast port facilities due to a conflict between the International Longshore and Warehouse Union and the Pacific Maritime Association, which represents maritime shippers and port operators.  The West Coast port facilities slowdown was formally resolved in February 2015; however, clearing the port of the merchandise buildup lasted into the Company’s first quarter of Fiscal 2016.

Go Taller and Just Enough:  The Company continued to implement the Go Taller program.  By increasing the length and height of merchandise shelving and displays, Go Taller resulted in a significant increase in store inventory.  At the same time the Company was expanding store shelf space under the Go Taller initiative and in an attempt to manage the resulting increased inventory demands at the store level, the Company implemented a new store replenishment system (“Just

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Enough”), which pushed product to stores from warehouses based upon systematically identified reorder levels.  Prior to the implementation of Just Enough, stores were stocked based upon each store’s individual merchandise order requests.  During this period, these initiatives required adjustments to the store receiving and stocking functions to manage the higher levels of merchandise inflow and to maintain effective stocking processes as the store operations acclimated to the new Go Taller store layouts and new inventory process associated with Just Enough.

Accelerated Store Openings:  Fiscal 2015 included the highest volume of store openings in the Company’s history, with 40 stores opening in Fiscal 2015 (an average of 3.33 store openings per month).

Fiscal 2016:

First Quarter of Fiscal 2016

In the first quarter of Fiscal 2016, the Go Taller initiative was completed.  The flow of merchandise to the stores under Just Enough was determined to be frequently inconsistent with the merchandise needs at the stores and therefore was discontinued.  Towards the end of the first quarter of Fiscal 2016, the Company observed increased cannibalization of sales among its stores due to the close proximity of new stores to older store locations, resulting in a decline in comparable same-store sales.

The impact of the West Coast port slowdown from Fiscal 2015 began to ease as an agreement was reached between the International Longshore and Warehouse Union and the Pacific Maritime Association.  The Company continued to accelerate global merchandise sourcing — designed to create long-term margin benefits — which resulted in increased cash outlay to pay for merchandise which would not be sold for up to nine months.

Second Quarter of Fiscal 2016

Early in the second quarter of Fiscal 2016, preliminary results from the first quarter of Fiscal 2016 indicated declines in comparable store sales and gross margins and an increase selling, general and administrative expenses.  Executive management believed the issues were temporary and that the Company would begin to experience recovery in the latter half of Fiscal 2016 with the Halloween and Christmas sales seasons.

On May 25, 2015, Mr. Gonthier resigned as Chief Executive Officer and the Board appointed its Chairman, Andrew Giancamilli, as Interim President and Chief Executive Officer.  A Board member since 2012, Mr. Giancamilli was appointed as Chairman on April 20, 2015 to help guide the Company through its next phase of growth based on his extensive experience in leading several retail businesses such as The Katz Group, Canadian Tire Corp, Ltd, and Kmart Corporation.

Strategic Direction and Operations

Under the leadership of Mr. Giancamilli, the Company immediately focused on its cash and liquidity, and specifically the Company’s borrowings under its $175.0 million first lien revolving credit facility (the “ABL Facility”), which had increased from $52.9 million at the end of the first

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quarter of Fiscal 2016 to a historic high on July 3, 2015 of $121.9 million.  At the end of the first quarter of Fiscal 2016, the Company’s inventory balance was $301.9 million and vendor payables had increased to $146.0 million.

Inventory and Merchandising – Go Taller and Global Sourcing:  The Company began to aggressively address the primary drivers of the aforementioned increases in inventory levels, which were primarily related to the Go Taller and global sourcing initiatives.  The Company temporarily halted globally sourced merchandise purchases, including cancelling a number of orders that had already been shipped under the Go Taller program.

Executive management also conducted an in-depth analysis of the Company’s inventory levels and buying strategies, which indicated a buildup of inventory in warehouses, on store shelves and in store back rooms from the Go Taller program, globally sourced seasonal and multi-price inventory, and inventory purchased from liquidators.  To clear and monetize some of this inventory, the Company began to implement several promotional pricing programs (i.e. “buy-one-get-one,” “four for 99.99¢”, “nine for 99.99¢”).

New Store Growth Plan:  In connection with the increasing ABL Facility borrowings and the foregoing inventory matters, management reevaluated the new store growth plan and preliminarily determined to slow store expansion projects that were scheduled for the second half of the year to allow the cash flow from store operations to contribute to a pay down of the ABL Facility borrowings.  As it announced on June 12, 2015, the Company curbed the Fiscal 2016 new store expansion from 40 to 20 new stores, with the intention of resuming accelerated growth once the Company had established a greater level of operational execution.

As of the end of the second quarter of Fiscal 2016, inventory balance decreased $26.7 million to $275.2 million, compared to the first quarter of Fiscal 2016.  Borrowings under the ABL Facility as of the end of the second quarter of Fiscal 2016 were $106.6 million, and vendor payables decreased to $85.7 million.

Third Quarter of Fiscal 2016

On July 27, 2015, Jack Sinclair was appointed the Company’s Chief Merchandising Officer.  Mr. Sinclair brings more than 30 years of grocery retail experience at both North American and European retailers.  Most recently, he was with Walmart Stores, Inc. where he served for more than seven years as an Executive Vice President of its U.S. Grocery Division.

On September 11, 2015, Geoffrey Covert joined the Company as President and Chief Executive Officer.  Mr. Covert was selected by the Board for his extensive senior leadership experience in the grocery retail sector, having most recently served as a Senior Vice President at The Kroger Company, one of the world’s largest food retailers.

Strategic Direction and Operations

Inventory and Merchandising:  Under Mr. Sinclair’s merchandising leadership, the Company continued to evaluate the impact of the Transition Fiscal 2014 and Fiscal 2015 merchandising initiatives described above, and to develop strategies to improve comparable store sales.  Throughout August 2015 and into November 2015 (the Halloween sales season), the Company continued to

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pursue sales promotions developed in the second quarter of Fiscal 2016 to liquidate seasonal merchandise.  While these promotions were successful in clearing some of this inventory, they imposed additional costs, resulted in pressure on gross margin and did not immediately improve comparable stores sales.  As a result, management determined that the Company would not achieve the strong results in the latter half of Fiscal 2016 that had been expected in the beginning of the year.

Although the Company had historically tracked store performance for measuring store operating performance and quarterly store impairment testing, in the third quarter of Fiscal 2016, the new management team commenced a one-time, more detailed, store level profit and loss analysis.  This analysis provided new management with a more refined understanding of the impact of (i) cannibalization of stores that had been opened in Fiscal 2015 under the Company’s accelerated expansion program and (ii) inventory shrinkage at the store level.  The analysis revealed a deterioration in performance – both at the store level and in the aggregate – on the basis of which management concluded that, coupled with the negative results on seasonal sales promotions, the recovery the prior management had expected to occur in the second half of latter Fiscal 2016 would be delayed into our fiscal year ending January 27, 2017 (“Fiscal 2017”).

The Company had no new store openings in the third quarter of Fiscal 2016.  Quarter-end inventory balance decreased $9.0 million to $266.2 million, compared to the second quarter of Fiscal 2016.  During the third quarter of Fiscal 2016, borrowings under the ABL Facility decreased $30.9 million to $75.7 million, and vendor payables increased from $13.2 million to $98.9 million, compared to the second quarter of Fiscal 2016.

Interim Goodwill Impairment Test

New Forecast and Store Growth Plan:  Performance deterioration observed in the second and third quarters resulted in management’s reassessment of future year forecasts.  Executive management decided to reduce Fiscal 2016 new store openings from 20 to 6, and to reduce the new store openings from a target of 40 per year to 15 in Fiscal 2017, and an average of 33 to 36 per year after Fiscal 2017.  Based upon those future year forecasts, completed in late September, the Company engaged an outside third party, Duff & Phelps, to assist with the completion of an interim ASC 350 Goodwill Impairment Test Step 1 (a “Step 1 Test”) for the retail reporting unit, wholesale reporting unit and 99 Cents Only trade name (the “Trade Name”).  Duff & Phelps had assisted in the preparation of the Step 1 Test in all prior years since the Merger.

At the end of October 2015, management completed the results of the interim Step 1 Test for the retail reporting unit, which results indicated an excess of carrying value over fair value of $6.0 million, necessitating an ASC 350 Goodwill Impairment Test Step 2 impairment calculation (a “Step 2 Test”).  Preliminary results of the Step 2 Test, provided in early December 2015, resulted in an estimated goodwill impairment charge of $120.0 million, which was recorded in the third quarter of Fiscal 2016.

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Form 10-K for the Fiscal Year Ended January 30, 2015

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.                                    We note your disclosures on pages 8 and 27 indicating that you prospectively changed your definition of comparable same-store sales in the first quarter of fiscal 2015.  Please tell us why you present comparable same-store figures that are not calculated consistently between periods.  It appears that in order for your investors to evaluate trends in comparable store sales over time, you should provide the same calculation of comparable store sales for all periods presented.  Please tell us what consideration you gave to retrospectively presenting comparable store figures based on your current definition.

Response to Comment 1:

The Company advises the Staff that during Transition Fiscal 2014, we analyzed the comparable same-store sales reporting practices of our peers in the discount retail industry.  Our analysis revealed that our practice of defining comparable “same-store sales” to include stores that have been open for at least 15 months differed from the definition of “same-store sales” used by most of our peers in the discount retail industry, which typically includes stores that have been open for the shorter period of time of 14 months.  Accordingly, to be more consistent with the practices of other discount retailers and to improve comparability, we decided to modify our definition of comparable same-store sales to include stores that have been open for at least 14 months.

During our earnings release conference call for Transition Fiscal 2014 results held on April 15, 2014, we announced our intention to change our definition of comparable same-store sales beginning in the first quarter of Fiscal 2015, and that under the new definition, the 3.7% increase in comparable same-store sales for Transition Fiscal 2014 would have remained unchanged.  We adopted this new definition in Fiscal 2015 and disclosed the change on page 27 of our Form 10-K for fiscal 2015 referenced by the Staff.

The Company further advises the Staff that in response to the Staff’s comment, management evaluated the impact the changed definition would have had on the comparability of our same-store sales results for periods prior to Transition Fiscal 2014.  The Company concluded that the comparable same-store sales results would have been the same under either comparable same-store sales definition.  Specifically, management found that the new definition did not impact the comparability of same-store sales for Transition Fiscal 2014, Fiscal 2013, our fiscal year ended March 31, 2012 (“Fiscal 2012”) and our fiscal year ended April 2, 2011, and the increases in comparable store sales for those fiscal periods under the new definition remained unchanged at 3.7%, 4.3%, 7.3% and 0.7%, respectively.  Calculating comparable same-store sales for Fiscal 2015 under our prior definition would also result in no change to the reported increase in comparable same-store sales growth of 0.4%.  Because the change in our definition of same-store sales did not have a material impact on the comparability of same-store sales for prior periods, we do not believe that applying and disclosing the change in definition retrospectively would provide material information to investors.  However, in response to the Staff’s comment, in future filings we will indicate that this change, if applied retrospectively, would not have a material impact on the comparability of same-store sales results for the prior periods presented.

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Critical Accounting Policies and Estimates

Inventory valuation, page 28

2.            In light of the material inventory charges you recorded during fiscal years 2013, 2014, and 2015 and the decline in gross margin in fiscal 2016 partially related to your “accelerated implementation of inventory clearance initiatives” disclosed on page 34 of your Form 10-Q for the period ended October 30, 2015, please tell us and revise your disclosure to discuss in greater detail the material implications of uncertainties associated with the methods, assumptions and estimates underlying your inventory valuation.  Specifically address why your accounting estimates bear the risk of change and analyze the factors used in arriving at your estimates, including the accuracy of past estimates and whether current estimates are reasonably likely to change in the future.  In this regard, consider expanding your disclosure to provide more insight and analysis into the factors that are driving your inventory allowance estimates, such as inventory age and sales trends.

Response to Comment 2:

The Company advises the Staff that each of the material inventory charges recorded in Fiscal 2013, Transition Fiscal 2014 and Fiscal 2015 was driven by separate merchandising and inventory management strategies executed within the periods presented, as outlined in the Overview above.  The impact of each initiative was identified, quantified and charged to costs of sales within the period in which such initiative commenced.  The inventory charges were driven by the impact of business strategies executed in response to changes in a highly competitive discount retail environment.  The Company’s anticipation of consumer demands requires the continued development and introduction of innovative, high-quality products in order to sustain consumer interest and demand.  Corresponding shifts in merchandising and inventory management strategies may alter our estimates associated with inventory values.

As described in the Overview, the Company’s historical inventory strategy was to retain inventory items in stock until their sale at the stated 99.99¢ price point, regardless of the pace at which such items sold.  Beginning in Fiscal 2013, Mr. Kvitko expanded a multi-pricing strategy to introduce merchandise offerings in excess of 99.99¢ per item and to expand fresh produce and perishable offerings.  To accommodate the warehouse and store merchandising space needed to support this expansion, the Company implemented inventory liquidation initiatives to prospectively reduce slow moving inventories it had historically held for more than twelve months.  In connection with such liquidation initiatives, the Company adjusted its excess and obsolete inventory reserves to include items that were (i) at least twelve months old and (ii) not expected to sell above cost within the next twelve months.  As a result of this change, the Company recorded a charge to cost of sales and a corresponding reduction in inventory of approximately $9.1 million in Fiscal 2013.  This was a prospective change in our excess and obsolete inventory valuation estimate and did not have an effect on prior periods.

Regarding the $9.6 million increase in the valuation allowance for excess and obsolete inventory charged in Transition Fiscal 2014, a description of circumstances underlying the charge is presented in our Response to Bullet 1 of Comment 3 below.

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Regarding the inventory shrinkage charge in Fiscal 2015, a description of the circumstances resulting in the $10.0 million charge is presented in our Response to Bullet 2 of Comment 3 below.

In August 2015, the Company accelerated short-term promotional strategies (e.g., “buy-one-get-one” and “four for 99.99¢”) in an effort to bolster sales that had been negatively impacted by cannibalization from new stores opened under the Company’s accelerated growth plan.  These promotional strategies, while generating additional cash flow for the Company, caused short-term gross margin deterioration.

The Company confirms that there were no factors in prior periods that would lead to a conclusion that inventory reserves were not fairly stated in Fiscal 2013, Transition Fiscal 2014 and Fiscal 2015.  In each of those periods, management undertook a review of inventory reserves that considered the current merchandising plans, sales trends, age of inventory and expiration dates, among other considerations.  Based on these evaluations, management concluded that inventory was properly recorded at lower of cost or market in each of the prior periods discussed above.

In response to the Staff’s comment, the Company advises the Staff that it will make the following critical accounting policy disclosure in its upcoming Form 10-K filing for Fiscal 2016 (with additional, responsive language in bold):

“Inventories are valued at the lower of cost or market.  Inventory costs are established using a methodology that approximates first in, first out, which for store inventories is based on a retail inventory method.  Valuation allowances for shrinkage, as well as excess and obsolete inventory are also recorded.  Shrinkage is estimated as a percentage of sales for the period from the last physical inventory date to the end of the applicable period.  Such estimates are based on the most recent physical inventory results.  Physical inventory counts are taken at each of our retail stores at least once a year by an independent outside third party inventory service company.  We perform inventory cycle counts at our warehouses throughout the year.  We also perform inventory reviews and analysis on a quarterly basis for both warehouse and store inventory to determine inventory valuation allowances for excess and obsolete inventory.  The valuation allowances for excess and obsolete inventory are based on the age of the inventory, sales trends and future merchandising plans.  The valuation allowances for excess and obsolete inventory require management judgment and estimates that may impact the ending inventory valuation and valuation allowances that may have a material effect on the reported gross margin for the period.  These estimates are subject to change based on management’s evaluation of, and response to, a variety of factors and trends, including, but not limited to, consumer preferences, age of inventory, inventory management and historical sell through trends.  Our ability to adequately evaluate the impact of inventory management and merchandising strategies executed in response to such factors and trends in future periods could have a material impact on such estimates.”

3.                                    Please address the following comments related to your fiscal 2014 and 2015 inventory reserve adjustments:

•                 Explain to us the facts and circumstances which led to the $9.6 million increase in the valuation allowance for excess and obsolete inventory in the third quarter of transition fiscal 2014.  Specifically address the nature of and reasons for the new merchandising

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plans, as well as how such plans differed from existing plans and how you concluded this was a prospective change.

Response to bullet 1 of Comment 3:

The Company advises the Staff that the increase in the valuation allowance was solely the result of the new merchandising initiatives implemented under the direction of the then new Chief Executive Officer, Mr. Gonthier, who was appointed in September 2013.  Under his direction, during the quarter ended December 28, 2013, management undertook a company-wide review of our operations, including but not limited to sourcing, store execution, administrative costs and product mix.  For example, as described in the Overview, the Company implemented initiatives that significantly increased global sourcing of seasonal and specialty merchandise and expanded items with a selling price above 99.99¢.  As a result of these initiatives, there was also a shift in product mix to more general merchandise and seasonal items (see page 9 of our Annual Report on Form 10-K for Fiscal 2015 for disclosure of retail sales by product category).  As described in the Overview, this required changes in the execution of our merchandising strategy, including mark downs or scrapping of certain slower moving inventory to make room for new merchandise and a discontinuation of certain lower-volume items.  The Company reassessed the adequacy of excess and obsolescence reserves in the third quarter of Transition Fiscal 2014 based on this new merchandising plan, and determined that additional reserves were necessary to accommodate the anticipated increases in (i) scrapped and discontinued inventory and (ii) new merchandise.  This increase in reserves was the result of a change in the Company’s business plans under new management and was a prospective change.

The Company confirms that there were no factors in prior periods that would lead to a conclusion that inventory reserves were not fairly stated as these charges were due to changes in management’s merchandising strategies.  In prior periods management undertook a review of inventory reserves that considered then current merchandising plans, sales trends, age of inventory and expiration dates, among other considerations.  Based on this evaluation, management concluded that inventory was properly recorded at lower of cost or market at each of those prior periods.

•                 We note that you recorded a $10 million inventory shrinkage charge in the fourth quarter of fiscal 2015, “which was primarily related to the implementation of certain strategic initiatives, including the ‘Go Taller’ store remodeling program.”  Clarify for us and disclose why strategic initiatives such as your Go Taller remodeling program resulted in a shrinkage charge.

Response to bullet 2 of Comment 3:

The Company advises the Staff that certain of our strategic initiatives in merchandising and inventory allocations to our stores during Fiscal 2015 resulted in significant disruption to our retail store operations that led to increased shrinkage.  The Company includes spoilage, scrap and shrink in its definition of shrinkage.  The “Go Taller” store remodeling program, which increased the amount of shelving space at our stores by raising the height of store shelves, was completed during a very short time period and impacted all of our retail stores.  We believe that the “Go Taller” initiative had a one-time impact of disrupting operations across our retail networks leading to increased shrinkage during the store remodeling and startup phase.  During that phase, our retail

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stores remained open and many products were moved from the shelves to the floor to accommodate the remodeling.  This led to increased misplaced and damaged products.  Additionally, in anticipation of the extra shelf space, under the Just Enough program more inventory was shipped to our stores, which we believe also increased shrinkage through misplaced and damaged inventory and theft.

Another significant initiative that we believe contributed to this high level of shrinkage was the outsourcing of the Company’s Loss Prevention department in connection with the reduction in corporate workforce during the third quarter of Transition Fiscal 2014 (described in the Overview).  The in-house Loss Prevention department had played an important role in training regarding the prevention and investigation of shrinkage.  The Loss Prevention department was reinstated in-house in the third quarter of Fiscal 2016 to assist in managing inventory loss.

In response to the Staff’s comment, we will clarify the inventory valuation description in our MD&A disclosure in our future filings.  Please see the revised disclosure below (with additional, responsive language in bold):

“This resulted in a net charge to cost of sales and a corresponding reduction in inventory of approximately $10.0 million, which was primarily related to the implementation of certain strategic initiatives, including the ‘Go Taller’ store remodeling program.  The ‘Go Taller’ store remodeling program increased the amount of shelving space at our stores by raising the height of store shelves.  During the remodeling and startup phase of the program, our retail stores remained open and many products were moved from the shelves to the floor to accommodate the remodeling, which we believe led to an increase in misplaced and damaged products.  In anticipation of the extra shelf space, more inventory was shipped to our stores, which we believe also increased shrinkage.  A reduction in workforce during transition fiscal 2014 resulted in the outsourcing of our Loss Prevention department, which was not reinstated in-house until the third quarter of Fiscal 2016.  These initiatives collectively disrupted our store operations, resulting in increased loss due to theft and misplaced and damaged inventory.”

Item 8.  Financial Statements and Supplementary Data

Note 1.  Basis of Presentation and Summary of Significant Accounting Policies

Conversion to LLC, page 48

4.                                    We note that you converted from a corporation to a LLC in October 2013.  Citing authoritative GAAP guidance, please clarify why the conversion did not have any impact on your deferred tax assets or liabilities and your use of the liability method of accounting for income taxes.  Please clarify how you apply the guidance in ASC 740-10-30-27 and -28 and explain if there is a legal tax-sharing agreement between you and your taxable owner.

Response to Comment 4:

ASC 740-10-30-27 and 30-28 requires that the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return be allocated among the group members when those members issue separate financial statements.

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Parent is a holding company with no active business or operations and it does not issue separate financial statements.  When the Company converted from a corporation to an LLC in October 2013, the conversion did not have any impact on the Company’s deferred tax assets or liabilities or its use of the liability method of accounting for income taxes because the Company continued to compute its current and deferred taxes based on a separate return approach.  The deferred tax assets and liabilities are computed as if the Company was a separate taxpayer rather than a member of Parent’s consolidated income tax return group.  We believe this approach meets the requirement of ASC 740-10-30-27 to use an allocation method that is “systematic, rational, and consistent with the broad principles established by this Subtopic.”

There was not at the time of conversion, nor is there currently, any tax-sharing agreement between the Company and Parent.

Property and Equipment, page 50

5.                                    We note your disclosures on pages 10 and 14 regarding the implementation of new software systems, including a planned fiscal 2016 migration to SAP.  Please tell us and, to the extent material, disclose your accounting policy for expensing and capitalizing costs related to internal-use software.

Response to Comment 5:

The Company advises the Staff that it accounts for costs related to internal-use software in accordance with ASC 350-40.  When evaluating project costs and activities that qualify for capitalization, a determination is made as to (i) the stage of development to which such costs relate and (ii) the activity supported by such costs.

The Company refers to paragraphs 2 and 3 of ASC 350-40-25 to ensure that it capitalizes costs in the application development stage only upon completion of the preliminary project stage.  The application development stage generally includes software design and configuration, coding, testing, and installation activities.  The types of costs capitalized in this stage include costs to purchase software, employee compensation and third party consulting costs specifically relating to internal-use software projects.  In accordance with ASC 350-40, the Company does not capitalize costs in the preliminary project stage, nor does the Company capitalize training, maintenance or post-application development stage costs.  The Company also capitalizes subsequent additions, modifications and upgrades to internal-use software to the extent that such changes will result in additional functionality.

The Company has historically not disclosed its accounting policy for expensing and capitalizing costs related to internal-use software as the amounts capitalized have not been material to the financial statements.  As of January 30, 2015 and October 30, 2015, the gross balance of our capitalized internal-use software was 2.1% and 2.8% of our total assets, respectively.  As of January 30, 2015 and October 30, 2015, the net balance of our capitalized internal-use software was 1.7% and 2.0% of our total assets, respectively.  We also considered Regulation S-X 210.5-02 and note that internal-use software did not exceed 5% of total assets as of January 30, 2015 and October 30, 2015.

U.S. Securities and Exchange Commission
March 11, 2016

When considering whether to disclose our policy for internal-use software, we referred to ASC 235-10-50-3, which requires the disclosure of principles that materially affect the determination of financial position, cash flows, or results of operations, that encompass important judgments, and that involve any of the following: (i) a selection from existing acceptable alternatives, (ii) principles and methods peculiar to the industry, and (iii) unusual or innovative applications of GAAP.

We do not believe that our accounting policy regarding the capitalizing of internal-use software costs currently materially impacts, or is likely to materially impact, the determination of our financial position, cash flows or results of operations.

Based on these quantitative and qualitative considerations, we believe our determination not to disclose internal-use software accounting policy remains appropriate.  We will continue to re-evaluate this conclusion in future filings.  To the extent our internal-use software accounting policy becomes material, we propose to provide disclosure substantially similar to the following:

The Company capitalizes certain costs associated with the acquisition or development of software for internal use incurred during the application development stage as part of fixtures and equipment.  The Company only capitalizes subsequent additions, modifications and upgrades to internal-use software to the extent that such changes will result in additional functionality.  The Company expenses software maintenance and training costs as incurred.

Goodwill and Other Intangible Assets, page 51

6.                                    Please tell us if you consider each store to be a component of your retail reporting unit.  If so, tell us how all stores meet the criteria to be aggregated under ASC 350-20-35-35.  In particular, your disclosures suggest that your California stores may have dissimilar economic characteristics from your stores in the other states in which you conduct business.  We note your disclosures on page 13 that your “results of operations will depend significantly on trends in the California economy and its legal/regulatory environment.”  You further indicate that California has historically enacted minimum wages that exceed federal standards, that certain cities have enacted “living wage” laws that exceed state minimum wage laws, and that “California typically has other factors making compliance, litigation and workers’ compensation claims more prevalent and costly.”

Response to Comment 6:

The Company advises the Staff that management considered the guidance in ASC 280-10-50-1 in its determination that the Company has two operating segments – the retail operating segment and the wholesale operating segment – as follows:

ASC 280-10-50-1 provides that:

An operating segment is a component of a public entity that has all of the following characteristics:

a.            It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

U.S. Securities and Exchange Commission
March 11, 2016

The Company’s retail operating segment operates 383 stores offering everyday consumable products and other household items, as well as seasonal items that are primarily priced at 99.99¢ or less.  The Company’s wholesale operating segment sells merchandise to retailers, distributors and exporters, incurs a relatively small amount of incremental operating expenses and accounts for approximately 2.0% of our total sales.

b.            Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

The Company has determined that the Chief Operating Decision Maker (the “CODM”) is the Company’s executive leadership team, which is comprised of the Chief Executive Officer, Chief Merchandising Officer and Chief Financial Officer.  The CODM regularly reviews the operating results of its two operating segments.  The retail operating segment is managed by the Senior Vice President of Operations, who is a direct report of the Chief Executive Officer, and the wholesale operating segment is managed by the Senior Director of Bargain Wholesale, who is a direct report of the Chief Merchandising Officer.

c.             Its discrete financial information is available.

Financial information related to the two operating segments is provided separately and on a monthly basis to the respective operating segment managers, who each provide analysis and input to the CODM as to the status of operational initiatives and performance.

The Company further advises the Staff that management considered the guidance from ASC 350-20-35-34 through 35-35 in its determination that its retail stores are a component of its retail operating segment as follows:

ASC 350-20-35-34 through 35-35 provides that:

A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.  However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.  Paragraph 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics.

Discrete store level financial information reflecting sales and merchandise costs for the current period as compared to prior year and current year budget are available on a daily, weekly, monthly, quarterly and annual basis by region, district, store and store vintage (i.e., the year the store opened).  Labor and occupancy costs are also available and reviewed under the same organizational structure (store, district and region) on a monthly basis.  This financial information is reviewed by the operating segment manager and store management.  Therefore, the Company considers each retail store to be a component of the retail operating segment.

U.S. Securities and Exchange Commission
March 11, 2016

Aggregation Criteria

The Company further advises the Staff that management considered the guidance outlined in ASC 350-20-55-6, ASC 350-20-55-7 and ASC 350-20-35-35 in its determination that all of the retail store components aggregate into the single retail reporting unit, which is the same as the retail operating segment, as follows:

ASC 350-20-55-6 provides that:

Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.  That assessment should be more qualitative than quantitative.

ASC 350-20-55-7 provides that:

In determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered.  However, every factor need not be met in order for two components to be considered economically similar.

In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph.  In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to, the following:

a.            The manner in which an entity operates its business or nonprofit activity and the nature of those operations.

b.            Whether goodwill is recoverable from the separate operations of each component business (or nonprofit activity) or from two or more component businesses (or nonprofit activities) working in concert (which might be the case if the components are economically interdependent).

c.             The extent to which the component businesses (or nonprofit activities) share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms.

d.            Whether the components support and benefit from common research and development projects.

The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or nonprofit activity or it may be economically similar to those other components.

ASC 350-20-35-35 provides, in part:

[T]wo or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.  Paragraph 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics.

We believe that each store has similar economic characteristics, as defined in ASC 280-10-50-11, for the reasons discussed below:

•                 The nature of the products and services: Each store provides the same offerings of everyday consumable products and other household items as well as seasonal items primarily priced at 99.99¢ or less and a broad variety of first-quality closeout merchandise and domestic and imported fresh produce, deli, dairy and frozen and refrigerated food products.

•                 The type or class of customer for their products and services:  All stores are established to provide the same product offerings to value-conscious consumers from a wide range of socio-economic backgrounds with diverse demographic characteristics within the Southwestern United States.

•                 The methods used to distribute their products or provide their services:  Each store has the same retail format and products are distributed to each store through the same distribution channels.

•                 If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities:  The operations of extreme value retail stores are not subject to any industry-specific regulatory requirements.

Further, the Company considered the factors outlined in ASC 350-20-55-7, as follows:

U.S. Securities and Exchange Commission
March 11, 2016

a.            The manner in which an entity operates its business or nonprofit activity and the nature of those operations: As described in the considerations under ASC 280-10-50-11 above, each store provides the same merchandise offerings, has the same retail format and supports the same value-conscious customers.

b.            Whether goodwill is recoverable from the separate operations of each component business (or nonprofit activity) or from two or more component businesses (or nonprofit activities) working in concert (which might be the case if the components are economically interdependent): Goodwill is recoverable through the all the stores in the chain working in concert under the same 99 Cents Only brand and reputation for extreme value merchandise offerings.

c.             The extent to which the component businesses (or nonprofit activities) share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms: All the retail stores share the same merchandise buying support, distribution support facilities and staff, and human resources and payroll functions.

d.            Whether the components support and benefit from common research and development projects: The Company does not engage in research and development projects.

The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or nonprofit activity or it may be economically similar to those other components.

Additionally, the Company’s retail stores have the same long-term financial performance related to gross margins because all merchandise purchases are executed through a central buying department which is responsible for achieving margin goals across the enterprise.  Specific store margins may be influenced, on a limited basis, to store requests for specific items for which the store has a particular customer demand.  These unique store offerings have not historically had a material impact on a store’s long-term financial performance.  The Company’s view is that although each store’s costs can be influenced by state and local regulations and requirements, real estate economic dynamics and variations in utility pricing and usage, the long-term financial performance of all the stores remains similar as the Company consistently makes operational decisions to achieve optimal operating results across all retail stores while minimizing the impact of negative external influences that may be unique to a particular store or group of stores.  For example, in response to California minimum wage increases above the federal standards, the Company established targeted store hour reductions and limitations on unapproved overtime to offset the wage increase and maintain the economic performance of the California stores.

U.S. Securities and Exchange Commission
March 11, 2016

The risk factor referenced by the Staff regarding the influences of the California legal and regulatory environment on us has been included in the Company’s disclosure since before the Merger and is intended to provide insights into factors which could have a significant impact on our business overall because of our concentration within California of retail stores and our corporate, distribution and warehouse operations.

Cost of Sales, page 52

7.                                    We note that you recognize vendor allowances based upon milestone achievements, such as reaching a certain volume of purchases, as a reduction of cost of sales when such milestones are reached.  Please tell us why you do not recognize such allowances based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress toward earning the allowances.  See ASC 605-50-25-10.

Response to Comment 7:

The Company advises the Staff that it considers ASC 605-50-25-10 in determining how to account for vendor allowances.  According to ASC 605-50-25-10, “If the rebate or refund is not probable and reasonably estimable, it shall be recognized as the milestones are achieved.”  Management does not believe that this method or any other method would have a material impact on the Company’s financial statements because of the frequency of the milestones being achieved and the immaterial amounts of vendor allowances in relation to the Company’s cost of sales.  The total vendor allowances were $2.3 million for Transition Fiscal 2014 and $2.5 million for Fiscal 2015 or, in each case, an immaterial amount of approximately 0.2% of cost of sales.

The Company will continue to evaluate existing and new vendor allowance agreements to determine whether such allowances have become material and could be recognized based on a systematic and rational allocation.

Note 10.  Commitments and Contingencies, page 66

8.                              We note that you “significantly increased” your workers’ compensation liability reserve during the third quarter of fiscal 2014 as the result of “a significant increase in the severity” of open claims.  Please explain to us in greater detail the reasons for the significant increase in this liability.  In doing so, explain to us what you mean by an increased “severity” of open claims and clarify if the increase resulted from a particular adverse event.

Response to Comment 8:

The Company advises the Staff that it self-insures workers’ compensation claims in California.  The workers’ compensation accrual is determined with the assistance of an independent actuary.  We utilize a third-party administrator (the “TPA”) to administer our workers’ compensation claims and we receive detailed reports from the TPA on a monthly basis.  Using these reports, management monitors our workers’ compensation claims and reserves on a monthly basis and commissions a full actuarial report annually.  Beginning in the first quarter of Transition Fiscal 2014, the Company experienced an increase in the severity of existing claims, which are primarily legacy claims that originated in calendar years 2008 through 2013.  The increase in severity was primarily due to litigated claims.  Costs related to litigated workers’ compensation claims are difficult to

U.S. Securities and Exchange Commission
March 11, 2016

predict and therefore control, especially because open claims can increase in their severity over time as they are litigated.  The Company did not adjust its workers’ compensation reserves at the end of the first quarter of Transition Fiscal 2014 as management did not believe that increases in the severity of open claims represented a new or sustained pattern or a trend.

During the second quarter of Transition Fiscal 2014, management continued monitoring the development of our workers’ compensation claims to see if the higher severity of cases would moderate or decrease.  Such monitoring continued into the third quarter of Transition Fiscal 2014, during which management concluded that the increased severity of open claims had developed into an observable trend.

At such time, the Company commissioned a comprehensive actuarial report from its independent actuary.  The actuarial report indicated that, based on the adverse claim developments from April 2013 through December 2013, an additional reserve of $38.1 million in the third quarter of Transition Fiscal 2014 was required.  As a result, the Company concluded that, for Transition Fiscal 2014, the additional reserve of $38.1 million was a change in estimate as the initial increases in severity of claims did not begin until the first quarter of Transition Fiscal 2014 and were not determined to be part of a new, sustained negative trend until the third quarter of Transition Fiscal 2014.

In response to the Staff’s comment regarding the meaning of “severity” of open claims, severity is a loss characteristic utilized by actuaries to indicate the size of losses in terms of the dollar amount that must be paid to recover from the loss.  As the severity increases, the potential monetary exposure increases, and therefore a larger reserve is needed to account for this potential liability.  As discussed above, the increase in severity of open claims that led to an increase in the Company’s worker’s compensation liability reserve during the third quarter of Transition Fiscal 2014 did not result from any particular adverse event, but instead was related primarily to legacy claims which originated in calendar years 2008 through 2013.

Base Salary, page 85

9.                                    We note your disclosure that executive salaries “reflect the position, duties and responsibilities of each executive, the cost of living in Southern California, and the market for base salaries of similarly situated executives at other companies of similar size and in similar industries.”  You appear to be benchmarking your executive salaries, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv).  See Item 402(b)(1)(v) of Regulation S-K.

Response to Comment 9:

We acknowledge the Staff’s comment.  As noted on page 85 of our Form 10-K for the Fiscal 2015, our Compensation Committee reviews the executive compensation program and specific individual compensation arrangements of our named executive officers at least annually, with recommendations from our Chief Executive Officer.

In Fiscal 2015, the Company completed a market comparison of executive compensation practices using industry data from surveys conducted by Towers Watson and The Hay Group, each

U.S. Securities and Exchange Commission
March 11, 2016

national professional services and compensation consulting firms.  The Compensation Committee reviewed the survey data as a benchmark reference for (a) determining whether any adjustments were necessary to existing or establishing new executive compensation levels, and (b) comparing the Company’s compensation practices relative to its competitors.  Consideration was given to such compensation levels within the 50th-75th percentiles of the designated peer group.  The Compensation Committee determined that the executive compensation practices of other similarly-situated companies were generally consistent with those of the Company and did not set or adjust any compensation for any of its named executive officers based on the survey data.

The surveys conducted by Towers Watson and The Hay Group covered general industry data for companies generating less than $3.0 billion in revenue.  The data provided by Towers Watson was broad-based, third-party survey data and did not include reference to specific participating companies.  The data provided by The Hay Group included a survey and analysis of our levels of compensation (including base salary, target bonus, total cash compensation and long term incentive awards) as compared to those of a defined peer group within the aforementioned industry, narrowed to include a subset of retail companies that have private equity investment.  The defined peer group consisted of the following 26 companies:

•	BJ’s Wholesale Club	•	Kenneth Cole
•	Body Central	•	Limited Stores
•	Brooks Brothers	•	Michael’s Stores
•	Brookstone	•	Neiman Marcus
•	Burlington Coat Factory	•	New York & Company
•	Charlotte Russe	•	PETCO
•	Dollar General	•	Rue 23
•	DSW	•	Shopko Stores
•	Express	•	Sports Authority
•	GNC	•	Talbots
•	Helzberg Diamonds	•	Toys R Us
•	Hot Topic	•	Winn Dixie Stores
•	J. Crew	•	Zales

The Hay Group analysis also specifically identified variances between the retail industry compensation data and that of the above-mentioned peer group at median pay levels.

However, largely due to the impactful changes in executive management described in the Overview, the Company did not benchmark levels of executive compensation for purposes of Item 402(b)(2)(xiv) of Regulation S-K, as clarified by Question 118.05 in Compliance and Disclosure Interpretations (Regulation S-K) for Fiscal 2016.  We note specifically that the Compensation Committee used the surveys conducted by Towers Watson and The Hay Group, along with general industry data to obtain a general understanding of the then current market trends in such practices, but did use this data as a reference point on which to base, justify or provide a framework for the compensation of its named executive officers against that of other companies.  In future filings, to the extent that the Company relies upon similar market surveys and “benchmarks” against individual companies within a peer group, the Company will identify and describe such surveys and members of any such peer group, consistent with the information provided in this response.

U.S. Securities and Exchange Commission
March 11, 2016

Long-Term Incentives, page 86

10.                            We note your disclosure “[t]he remaining 1,250 of the options are subject to performance requirements and will vest upon, and subject to, the Company’s and Parent’s achievement of performance hurdles.”  Please quantify the Company’s and Parent’s performance hurdles.

Response to Comment 10:

The Company advises the Staff that these 1,250 options subject to performance requirements (the “Options”) were granted by the Company to Bradley Lukow, former Chief Financial Officer, Treasurer and Secretary of the Company, on February 5, 2015 in connection with his employment.  The Options were granted pursuant to, and were subject to the terms of, the Number Holdings, Inc. 2012 Stock Incentive Plan (the “Plan”) and Mr. Lukow’s individual award agreement (the “Award Agreement”).  The Award Agreement was publicly filed with the Commission as Exhibit 10.26 to the Company’s Form 10-K for Fiscal 2015.

Under the Award Agreement, the Options would vest and become exercisable on the date on which all of the following conditions were met: (i) returns received as of such date by the Company’s equity sponsors in respect of the shares of Class A and Class B common stock of Parent owned by such sponsors (A) resulted in a rate of return of greater than 20% and (B) equaled at least 50% of the sponsors’ aggregate equity contributions to Parent and its subsidiaries as of such date; and (ii) the fair market value per share of Parent’s Class A and Class B common stock on such date was at least three times the fair market value of such common stock on February 5, 2015.  The performance hurdles associated with Mr. Lukow’s Award Agreement are the same as the performance hurdles associated with other performance based awards issued prior to his awards.  The Compensation Committee was responsible for all determinations relevant as to whether this “Option Hurdle” was satisfied.

Mr. Lukow resigned as Chief Financial Officer, Treasurer and Secretary of the Company on June 21, 2015.  The Options were forfeited and cancelled in connection with Mr. Lukow’s resignation, and are no longer outstanding.  The Company intends to disclose these events in the CD&A included in its Form 10-K for Fiscal 2016.

Form 10-Q for the Quarterly Period Ended October 30, 2015

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 32

11.                            Explain to us the facts and circumstances that led to the $31.7 million deferred tax valuation allowance you recorded.  Revise your disclosure to provide a more comprehensive discussion and analysis of the specific factors and assumptions that led you to conclude, during the second quarter of fiscal 2016, that it was more likely than not that such deferred tax assets would not be realized in future periods.  In doing so, clarify why such charge was not necessary in an earlier period, such as fiscal 2015 or the first quarter of fiscal 2016.

U.S. Securities and Exchange Commission
March 11, 2016

Response to Comment 11:

The Company advises the Staff that it evaluates the future realization of deferred tax assets on a quarterly basis under the guidance of ASC 740-10-30-16 to 30-25, “Establishment of a Valuation Allowance for Deferred Tax Assets.” Specifically, the Company considers the guidance under ASC 740-10-30-18, which provides that “All available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed.  Information about an entity’s current financial position and its results of operations for the current and preceding years ordinarily is readily available.  That historical information is supplemented by all currently available information about future years.”

In its quarterly evaluation of all available evidence, both positive and negative, the Company considers the four sources of taxable income that are appropriate under tax law for future realization of deferred tax assets (as identified in ASC 740-10-30-18), which are (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry forwards, (iii) taxable income in prior carryback year(s) if carryback is permitted under the tax law and (iv) tax-planning strategies.  These four sources of taxable income are analyzed each quarter to support the recoverability of the deferred tax assets.

The Company also considers cumulative losses as negative evidence.  The Company defines “cumulative net losses” for purposes of this quarterly evaluation (the “Three Years Cumulative Pre-Tax Income/Loss”) to be 36 months of cumulative income/loss, composed of pre-tax book income/loss from (i) the prior two fiscal years and (ii) the most current fiscal year.  Pre-tax book income/loss for the most current fiscal year is calculated as the sum of actual year-to-date results plus the forecasted pre-tax book income or loss for the remainder of the fiscal year.

Fiscal 2015:

In all years prior to Fiscal 2015, the Company generated significant taxable income and consistently remitted income tax payments, including for the two previous fiscal years in which the Company recorded significant pre-tax book losses (i.e., Fiscal 2013 and Transition Fiscal 2014).  In Fiscal 2013, the Company generated pre-tax book losses of $19.0 million and taxable income of $54.2 million.  In Transition Fiscal 2014, the Company generated pre-tax book losses of $41.0 million and taxable income of $4.0 million.  Prior to Fiscal 2015, the Company was historically in a Three Years Cumulative Pre-Tax Income position.  At the end of Fiscal 2015, although the Company generated pre-tax book income of $9.1 million, the Company had Three Years Cumulative Pre-Tax Losses of $50.9 million, primarily due to the pre-tax book losses that were recorded in Fiscal 2013 and Transition Fiscal 2014.

While the recent history of pre-tax book losses was generally considered negative evidence, the Company considered its financial performance in Fiscal 2013 and Transition Fiscal 2014 to not be reflective of the Company’s future earnings potential or financial performance.  Specifically, Fiscal 2013 and Transition Fiscal 2014 pre-tax book losses — which were the primary contributors to the Three Years Cumulative Pre-Tax Loss position for Fiscal 2015 — included significant one-time charges that management believed were unlikely to recur in future periods.  For example, Fiscal 2013 included a one-time severance charge of $10.2 million and stock-based compensation expenses of $9.9 million, each related to the separation of Eric Schiffer, Jeff Gold and Howard Gold from their positions with the Company and Parent.  Transition Fiscal 2014 included a one-time charge of $38.1 million relating to an increase in the Company’s workers’ compensation liability reserve (as discussed above in the Company’s response to Comment 8).  While these items were not the only

U.S. Securities and Exchange Commission
March 11, 2016

nonrecurring costs incurred during these periods, the exclusion of these items alone would have resulted in the Company being in a pre-tax book income position and were thus considered additional positive evidence to support that the pre-tax book losses in Fiscal 2013 and Transition Fiscal 2014 were not representative of the Company’s financial performance.  Despite the pre-tax book losses generated in these periods, as outlined above, the Company continued to generate taxable income and remitted tax payments for both Fiscal 2013 and Transition Fiscal 2014.

The Company further considered the $9.1 million pre-tax book income generated in Fiscal 2015 to be indicative of growth recovery from the pre-tax book losses generated in Fiscal 2013 and Transition Fiscal 2014.  This pre-tax book income also supported the Company’s projected pre-tax book and taxable income for Fiscal 2016 and in future years.  The projected increase in Fiscal 2016 and in future years’ pre-tax and taxable income from the pre-tax book income recorded in Fiscal 2015 included continued projected growth from strategic initiatives discussed in the Overview as well as projected new store openings.  Considering the taxable income position of Fiscal 2013 and Transition 2014 and achieving pre-tax book income in Fiscal 2015, the Company determined this upward performance trend to be positive evidence as to the future realization of its deferred tax assets, since the Company expected to continue to generate taxable income in the future to support the realization of its deferred tax assets.

As part of its assessment, the Company also evaluated the other sources of taxable income identified in ASC 740-10-30-18, including (i) future reversals of existing deferred tax liabilities, (ii) available tax loss carrybacks and (iii) taxable gain opportunities associated with potential sale-leaseback transactions involving certain owned real property assets which, if executed, would generate taxable income.  The Company considered the historic and projected taxable income and these other sources of taxable income as positive evidence.

Considering all of this positive and negative evidence together, the Company concluded that it was thus more likely than not that its deferred tax assets would be fully realizable as of January 30, 2015.

First Quarter of Fiscal 2016

As of the end of the first quarter of Fiscal 2016, the Three Years Cumulative Pre-Tax Loss decreased to $32.7 million, from $50.9 million as of the end of Fiscal 2015. The Company’s forecasted taxable income was $29.2 million.  At the end of the first quarter of Fiscal 2016, the Company considered the above-mentioned four sources of taxable income in reaching the conclusion that it was more likely than not that the Company would be able to realize its deferred income tax assets.  The Company’s positive forecasted growth was supported by the addition of 40 new stores in Fiscal 2015 and three new stores in the first quarter of Fiscal 2016.  Consistent with its assessment at the end of Fiscal 2015, the Company considered its forecasted taxable income in Fiscal 2016 and beyond to be positive evidence as to the future realization of its deferred tax assets.

Second Quarter of Fiscal 2016

As of the end of the second quarter of Fiscal 2016, the Company’s forecast of taxable losses was $33.9 million and the Three Years Cumulative Pre Tax Losses were estimated to increase to $95.9 million from 32.7 million at the end of the first quarter of Fiscal 2016.  This projection was the result of a revision to the Fiscal 2016 forecast with respect to the timing of earnings during such fiscal year made in response to management’s assessment of certain performance issues identified

U.S. Securities and Exchange Commission
March 11, 2016

during the quarter, including increased inventory shrinkage and a buildup of inventory, delays in growth through short term cannibalization from new store openings and margin declines due to short term promotions and multi-pricing strategies.  Specifically, the delay in new store openings would have a negative impact on Fiscal 2016’s financial performance.  Although at the time management believed these challenges would only have an impact on Fiscal 2016 results, the Company concluded that this forecast shift represented negative evidence regarding the Company’s ability to fully realize its deferred tax assets.

The Company also considered that its deferred tax assets included CA Enterprise Zone Credits (“CA EZ Credits”) of $19.7 million.  The utilization of the CA EZ Credits is largely dependent upon the Company’s generation of future taxable income in the applicable geographic zones in California by the expiration of such CA EZ Credits in 2023.  The significant aforementioned revision in the Fiscal 2016 forecast, combined with the Company’s decision in the second quarter of Fiscal 2016 to curb new store expansion (as described in the Overview) and the potential impact of those matters on the future realization of the Company’s net deferred tax assets, the CA EZ Credits, led management to conclude that it was “more likely than not” that the balance of its net deferred tax assets would not be fully realizable.  As a consequence, the Company established a valuation allowance of $31.7 million.

In response to the Staff’s comment, the Company advises the Staff that it will make the following disclosure in its upcoming Form 10-K for Fiscal 2016:

“The Company assesses its ability to realize deferred tax assets throughout the fiscal year.  In the quarters prior to the recording of a valuation allowance in the second quarter of Fiscal 2016, the Company weighed all available evidence and determined that it was more likely than not that the deferred tax assets were fully realizable.  In the second quarter of Fiscal 2016, the Company experienced increased inventory shrinkage and a buildup of inventory, delays in sales growth due to cannibalization from new store openings and margin declines due to short term promotions and multi pricing strategies.  As a result of these second quarter events, the Company decided to slow Fiscal 2016 new store expansion plans and concluded that until the performance issues identified in the second quarter of Fiscal 2016 showed improvement, it was more likely than not that the Company would not realize its net deferred tax assets, and therefore the Company recorded a $31.7 million increase to its provision for income taxes in order to establish a valuation allowance against such net deferred tax assets.”

U.S. Securities and Exchange Commission
March 11, 2016

12.                            We note you recorded a $120.0 million goodwill impairment charge in the third quarter of fiscal 2016.  Explain to us the indicators of impairment that led to the interim goodwill impairment test.  In this regard, we note your disclosure on page 29 of your Form 10-K for the year ended January 30, 2015 that your “fiscal 2015 impairment test yielded reporting units with “excess fair value over the book value of net assets that was substantial.”  Given the material charge you recorded in the most recent quarter, it appears the assumptions used to assess goodwill for impairment significantly changed since the fiscal 2015 impairment test.  Please explain to us in sufficient detail the significant changes in assumptions and estimates between the annual and interim testing dates and, in doing so, clarify why an impairment test was not necessary in an earlier period.

Response to Comment 12:

The Company maintains ongoing processes performed by senior management on a monthly, quarterly and annual basis to evaluate and monitor actual and forecasted financial performance and results of operations.  These processes include assessments of trends, events, key performance indicators, analysis of actual results compared to the original annual operating budget approved by the Board and, on at least an annual basis, a comprehensive strategic planning process that results in a five year plan presented to and approved by the Board.

The Company conducts its annual impairment test on its retail reporting unit and wholesale reporting unit as well as its long-lived Trade Name intangible asset in accordance with ASC 350-20-35 in January of each fiscal year or between annual tests if events or circumstances indicate that it is more likely than not that that an impairment may have occurred.  Referencing ASC 350-20-35-3C (a) through (g), the Company considers the following events and circumstances when evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount (a) macroeconomic conditions, (b) industry and market considerations (c) cost factors that have a negative effect on earnings and cash flows, (d) overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods, (e) entity-specific events such as changes in management, key personnel or strategy, (f) events effecting a reporting unit such as a change in the composition or carrying amount of its net assets or a more-likely-than-not expectation of selling or disposing of all or a portion of a reporting unit and (g) a sustained decrease in share price.

In the second quarter of Fiscal 2016 the Company experienced a series of significant changes, including (i) changes in executive management (departure of the Chief Executive Officer and Chief Financial Officer), (ii) increased inventory shrinkage and a buildup of excess inventory, (iii) delays in growth through short-term cannibalization from new store openings, (iv) margin declines due to short-term promotions and multi pricing strategies and (v) increased borrowings under its ABL Facility.  Based upon the assessment of the Company’s performance by interim executives Messrs. Giancamilli and Fung at the end of the second quarter and early in the third quarter of Fiscal 2016, the Company gave consideration to the following ASC 350-20-35-3C factors (c), (d) and (e):

(c) Cost factors that have a negative impact on earnings and cash flows:  The Company concluded that margin declines due to the implementation of short-term promotions and multi-

U.S. Securities and Exchange Commission
March 11, 2016

pricing strategies during the quarter would only impact Fiscal 2016 and were therefore not indicative that it was more likely than not an impairment may have occurred.  These promotions and strategies were designed to monetize and liquidate the buildup of inventory experienced in the first and second quarters of Fiscal 2016, and management believed that the Company would begin to experience recovery in the latter half of Fiscal 2016 with the Halloween and Christmas sales seasons.

(d) Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods:  In the second quarter of Fiscal 2016 the Company determined that due to delays in growth through short-term cannibalization from new store openings, inventory buildup and increased borrowings under its ABL Facility, the Company would not achieve the strong results in the latter half of Fiscal 2016 that were expected in the beginning of the year, but such issues were not anticipated to have a significant enough impact on future years to constitute indicators of impairment.

(e) Entity-specific events such as changes in management, key personnel or strategy: Regarding the changes in executive management in the second quarter of Fiscal 2016, the Company concluded the loss of Messrs. Gonthier and Lukow were effectively addressed with the interim placements of Messrs. Giancamilli and Fung, due to their relevant executive leadership experience and historical involvement with the Company.  Therefore, the loss of key personnel was not considered indicative that it was more likely than not an impairment may have occurred.

In partial response to the Company’s increased borrowings under the ABL Facility, the Company curbed the Fiscal 2016 new store expansion from 40 to 20 new stores, with the intention of resuming accelerated growth through new store openings once the Company had established a greater level of operational execution.  At this point in time, this accelerated growth was expected to resume in Fiscal 2017.

During the third quarter of Fiscal 2016, the Company continued to evaluate the impact of the performance issues outlined above.  Additionally, Mr. Sinclair joined the Company as Chief Merchandising Officer in the last week of the second quarter of Fiscal 2016 to round out the Company’s executive leadership team.  From July 2015 to November 2015, the Company accelerated short-term promotional strategies initially launched in the second quarter of Fiscal 2016 (e.g., “buy-one-get-one” and “four for 99.99¢”) in an effort to (i) liquidate and monetize seasonal merchandise and improve customer traffic and (ii) bolster the sales that had been negatively impacted by cannibalization from new stores opened under the Company’s accelerated growth plan.  These promotional strategies, while generating additional cash flow for the Company, resulted in pressure on gross margin.

Based upon the August 2015 and preliminary September 2015 operating results it became evident that while these promotional strategies were generating additional cash flow for the Company, they were not providing the sales boost originally anticipated and were still causing short-term margin pressures.  The disappointing results of these sales promotions, continued increases in inventory shrinkage, the liquidity drain from a continuing buildup of imported merchandise and continued gross margin compression led management to conclude that the recovery from the challenges revealed in the second quarter and intensifying over the course of the third quarter of Fiscal 2016 would be prolonged further than originally anticipated.  As a consequence, the Company

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March 11, 2016

decided to delay the pace of future store openings for an undeterminable amount of time.  The Company’s new store expansion plans for Fiscal 2016 were heavily weighted to occur towards the end of the third quarter of Fiscal 2016.  The decision to slow growth through delayed new store openings would, in the opinion of management, allow the Company to focus on the necessary remedies and stabilize operations without the cash outflow and distraction of an aggressive store expansion plan.

Also in the third quarter of Fiscal 2016, the Company quantitatively evaluated the impact of the challenges noted above by commencing a one-time, more detailed store level profit and loss analysis.  The Company historically tracked store performance for measuring operating performance and quarterly store impairment testing.  This one-time, more detailed analysis provided management with a more refined understanding of the impact of (i) cannibalization of stores that had been opened in Fiscal 2015 under the Company’s accelerated expansion program and (ii) inventory shrinkage at the store level.  As a result of the performance deteriorations revealed by this analysis, management concluded that performance recovery would be delayed longer than anticipated by management in the second and early third quarters of Fiscal 2016, and accordingly reevaluated future year forecasts.  The Company also considered “downward adjustments to future forecasts” and the impairment indicator provided in ASC 350-20-35-3C(d) “[o]verall performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods” as key indicators of impairment, and determined that an interim Step 1 Test was necessary for the retail reporting unit, the wholesale reporting unit and the 99 Cents Only Trade Name intangible asset.

Consistent with their annual Step 1 Test, the third quarter of Fiscal 2016 interim Step 1 determination of the fair value of goodwill was based on a combination of the income approach and the market approach. The income approach is based on discounted cash flows to determine fair value.  The market approach uses a selection of comparable companies and transactions in determining fair value.  The interim Step 1 weighting of these approaches, the comparable companies selected and discount rates applied to future cash flows were consistent with prior Step 1 determinations.  The significant assumptions reflected in the income approach for the third quarter of Fiscal 2016 interim Step 1 test included a decrease in new store expansion for all future years, slower sales growth from new stores additions and margin compression.

The results of the Step 1 Test for the retail reporting unit resulted in an excess of carrying value of equity over fair value of equity of $6.0 million, an excess of fair value of equity over the carrying value of equity for the wholesale reporting unit of $6.1 million and an excess of fair value over the book value of the Trade Name of $20.0 million.  Due to the excess carrying value over fair value of the retail reporting unit, in accordance with ASC 350, the Company proceeded with a Step 2 Test for the retail reporting unit.  As with all prior year ASC 350 Goodwill Impairment Tests, the Company engaged the services of an outside third party valuation firm, Duff & Phelps, to assist the Company in the preparation of the Step 1 and Step 2 Tests.  The preliminary results of the Step 2 Test of the retail reporting unit resulted in the recording of an estimated impairment charge of $120.0 million in the third quarter of Fiscal 2016.

13.                            Given the significance of your goodwill impairment charge and the material amount of goodwill remaining on your balance sheet, please ensure your goodwill critical accounting policy disclosures provide investors with sufficient information to assess the material implications of uncertainties associated with the methods, assumptions and estimates

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March 11, 2016

underlying your critical accounting measurements.  Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty and Section V of SEC Release No. 33-8350.  Show us what your goodwill critical accounting policy disclosures will look like in your upcoming Form 10-K.

Response to Comment 13:

In response to the Staff’s comment, we will in future filings provide our investors with additional information to assess the material implications of uncertainties associated with the methods, assumptions and estimates underlying our critical accounting measurements.  The Company advises the Staff that it will make the following critical accounting policy disclosure in its upcoming Form 10-K filing for Fiscal 2016:

“Goodwill and indefinite-lived intangible assets are not amortized but instead tested annually for impairment or more frequently when events or changes in circumstances indicate that the assets might be impaired.  Goodwill is tested for impairment by comparing the carrying amount of the reporting unit to the fair value of the reporting unit to which the goodwill is assigned.  We determine fair value based on a combination of the income approach and the market approach prepared by an independent third party valuation firm.  These approaches involve making key assumptions about future cash flows, discount rates and asset lives using then best available information.  These assumptions are subject to a high degree of complexity and judgment and are subject to change.

Our judgments are based on historical experience, current market trends and other information.  Key assumptions used in the income approach include growth in net sales, new store openings and same-store sales, trends in cost of sales and selling, general and administrative expense, and changes in working capital.  Future cash flow estimates are based on management’s knowledge of the current operating environment and expectations for the future, discount rates are based on an industry- and investment market- centered weighted average cost of capital for the expected target capital structure and asset lives are based on industry norms and management’s knowledge of our operating history.  The market approach is based upon a review of comparable companies and transactions in our industry, including review of earnings and sales multiples.

In each case, these estimates and assumptions could be materially affected by factors such as unforeseen events or changes in general economic conditions, a decline in comparable company market multiples, changes to discount rates, increased competitive forces, our inability to maintain our pricing structure, deterioration of our vendor relationships, failure to adequately manage and improve our inventory processes and procedures and changes in customer behavior which could result in changes to management’s strategies.  Such changes could affect the fair value of our retail reporting unit and ultimately result in an impairment charge.

During the third quarter of Fiscal 2016, we determined that indicators of impairment existed to require an interim impairment analysis of goodwill and trade name, including (i) overall performance deterioration reflected in decreased comparable same-store sales and cannibalization from stores opened in Fiscal 2015 under an accelerated expansion program, (ii) increases in inventory shrinkage and buildup of excess inventory, (iii) decreased margin

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March 11, 2016

due to disappointing results from sales promotions and (iv) a decision to delay the pace of future store openings.  Our first step evaluation concluded that the fair value of the retail reporting unit was below its carrying value.  We performed step two of the goodwill impairment test that requires the retail reporting unit’s fair value to be allocated to all of the assets and liabilities of the reporting unit, including any intangible assets, in a hypothetical analysis that calculates the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business combination, including consideration of the fair value of tangible property and intangible assets.  As a result of this preliminary analysis and based on our best estimate, we recorded a $120.0 million non-cash goodwill impairment charge in the third quarter of Fiscal 2016, which was reflected as goodwill impairment in the consolidated statements of comprehensive income (loss).  The finalization of the preliminary goodwill impairment test [was completed in the fourth quarter of Fiscal 2016 and resulted in an adjustment of $xx in the fourth quarter of Fiscal 2016.]  If operating results continue to change versus our expectations, additional impairment charges may be recorded in the future.  See Note 1 to the Consolidated Financial Statements.”

14.                            Based upon a review of your prior Fiscal 2016 quarterly filings, it does not appear that you included cautionary disclosure regarding the potential for an imminent material goodwill impairment charge.  Please clarify why no such disclosures appear to have been provided.  Going forward, ensure you disclose whether any of your reporting units are at risk of failing step one of the impairment test.  A reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value.  If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment.  Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

•                 The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                 The amount of goodwill allocated to the reporting unit;

•                 A description of the methods and key assumptions used and how the key assumptions were determined;

•                 A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                 A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

U.S. Securities and Exchange Commission
March 11, 2016

Response to Comment 14:

The Company has outlined the circumstances underlying the goodwill impairment charge recorded in the third quarter of Fiscal 2016 in the Overview and in its response to Comment 12 above.  The Fiscal 2015 annual goodwill impairment test on the retail reporting unit resulted in a fair value substantially in excess of carrying value.  Significant operational and performance issues intensified in the second quarter of Fiscal 2016; while executive management at the time concluded that due to these issues the Company would not achieve the strong results in the latter half of Fiscal 2016 that were expected in the beginning of the year, such issues did not rise to the level of indicating a potential goodwill impairment charge with respect to either of its reporting units.  In the third quarter of Fiscal 2016, with the combined effects of slowing comparable same-store sales, cannibalization from stores opened in Fiscal 2015 under an accelerated expansion program, increasing shrinkage and inventory levels, disappointing results of sales promotion strategies executed during the quarter and the decision to delay the pace of future store openings through not only Fiscal 2016 but into Fiscal 2017 and fiscal year ending January 26, 2018 indicated a period of recovery longer than originally anticipated in the second quarter of Fiscal 2016.  As the foregoing illustrates, the Company did not consider that either of its reporting units was at risk of failing step one of the impairment test prior to the third quarter of Fiscal 2016, and thus did not believe that any additional disclosure prior to such time was necessary.

The Company advises the Staff that it will in its future filings, including in its upcoming Form 10-K for Fiscal 2016, disclose whether any of our reporting units are at risk of failing step one of the goodwill impairment test.  If we believe no reporting units are at risk based on our most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but we believe a material impairment charge is unlikely even if step one was failed, we will also disclose this to investors.  Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, we will disclose the following:

•                 The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                 The amount of goodwill allocated to the reporting unit;

•                 A description of the methods and key assumptions used and how the key assumptions were determined;

•                 A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty will provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                 A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

U.S. Securities and Exchange Commission
March 11, 2016

Results of Operations

Third Quarter Ended October 30, 2015 Compared to Third Quarter Ended October 31, 2014

Net sales, page 34

15.                            Please revise your discussion to provide more robust insight from management as to the underlying reasons for the declines in your same-store sales and to clarify whether management expects this trend to continue in the future.

Response to Comment 15:

The Company advises the Staff that the decrease in same-store sales during the third quarter of Fiscal 2016 was due to a 5.1% decrease in customer traffic, which was partially offset by higher average ticket of 1.2%.  Comparable same-store sales were impacted by a number of factors, including (i) the cannibalization impact caused by recent new store openings, (ii) challenges in produce and consumables sales driven in part by poor product availability and elevated out-of-stock levels and (iii) the implementation of ongoing initiatives directed at clearing on hand seasonal inventory through low price promotions.

Management currently believes the impact of cannibalization on comparable same-store sales will gradually ease as the Company continues to anniversary the store openings, because we believe that there will be no incremental cannibalization beyond the initial months following such store opening.  Additionally, the new executive management team, which joined the Company late in the third quarter and early in the fourth quarter of Fiscal 2016, believes it will increase same-store sales by minimizing the impact of cannibalization from new store openings and achieving increases in customer traffic and higher average ticket activity at all locations through the implementation of new targeted initiatives.  These key initiatives are designed to re-focus the Company on a more strategic and measured approach to store growth in order to ensure that as the Company’s store expansion efforts evolve, the addition of new stores will enhance the Company’s market economics and will not detract from the performance of its existing stores.  The Company’s new management team has identified and begun to implement key initiatives that it believes will address current challenges and will drive sales performance in future periods.  As discussed on the Company’s earnings call for the third quarter of Fiscal 2016, these initiatives include (i) improving the customer experience and (ii) getting the “right product to the right store at the right time.”  Specifically, management has designated one of the Company’s markets as a testing site for a number of initiatives aimed at attracting new customers to its stores in a cost effective manner, for example by reintroducing grand re-openings.

To address the Company’s elevated out-of-stock levels of produce and consumable products, the Company plans to assess the effectiveness of new allocation and delivery schedules on the testing site, which are designed to ensure the top 300 re-orderable items are always in-stock.  Management’s goal is to test and learn quickly, then refine and take the lessons learned to the entire chain.  In the longer term, management is considering the opportunity to leverage technology by using a combination of automation and the appropriate balance between warehousing needs (holding capacity for seasonal and opportunistic buying) and the distribution of dry and perishable products.

U.S. Securities and Exchange Commission
March 11, 2016

Lastly, the Company has implemented an initiative to reduce inventory levels while achieving the right balance of investments in everyday items and opportunistic purchases.  As a result, although the Company will continue to sell on hand seasonal inventory through low price promotions, management believes that the Company’s improved inventory management will reduce the negative impact of seasonal inventory clearances.

In response to the Staff’s comment, as management evaluates consumer reactions to these key initiatives in an effort to drive sales, the Company will include more robust insight from management as to the underlying reasons behind changes in net sales in its future filings.  Below is a sample of an additional disclosure explaining changes in net sales which is indicative of what we intend to disclose in future filings (with additional responsive language in bold):

“Net sales.  Total net sales increased $13.2 million, or 2.8%, to $491.5 million in the third quarter of Fiscal 2016, from $478.3 million in the third quarter of Fiscal 2015.  Net retail sales increased $13.4 million, or 2.9%, to $480.5 million in the third quarter of Fiscal 2016, from $467.1 million in the third quarter of Fiscal 2015.  Bargain Wholesale net sales decreased by $0.2 million, or 2.0%, to $10.9 million in the third quarter of Fiscal 2016, from $11.1 million in the third quarter of Fiscal 2015.  The $13.4 million increase in net retail sales was primarily due to the full quarter effect of stores opened in Fiscal 2015, and the effect of new stores opened during the first three quarters of Fiscal 2016.  The increase in retail sales was partially offset by a 3.9% decrease in same-store sales, due to a 5.1% lower customer traffic, partially offset by higher average ticket of 1.2%.  Same-store sales were affected by a number of factors, including the cannibalization impact of recent new store openings, challenges in produce and consumables sales caused, in part, by poor product availability and elevated out-of-stock levels of an assortment of consumables, and the implementation of ongoing initiatives meant to clear on-hand seasonal inventory through low price promotions.

We believe that the impact of cannibalization on the comparable same-store sales for our existing store base will gradually ease as the Company continues to anniversary the store openings, because we believe that there will be no incremental cannibalization beyond the initial sales year.  Although the Company will continue to sell on hand seasonal inventory through low price promotions, we believe that the Company’s ongoing initiative to reduce inventory levels and improve inventory management will decrease the future negative impact of seasonal inventory clearances.  Management also plans to (i) re-focus the Company to a more strategic and measured approach to store growth to ensure stores open strongly, (ii) improve the training and focus of the Company’s employees in order to provide a more compelling customer shopping experience and (iii) optimize the timing of product deliveries to assure adequate product in-stock levels.  We are committed to investing the time and resources needed to achieve these goals.”

Gross profit, page 34

16.                            Explain to us and disclose in greater detail the specifics of and facts and circumstances leading to your fiscal 2016 inventory clearance initiative.

U.S. Securities and Exchange Commission
March 11, 2016

Response to Comment 16:

The Company advises the Staff that the Fiscal 2016 inventory clearance initiative was part of our larger strategic initiative to reduce inventory to more normalized levels.  Under our prior inventory management approach, seasonal inventory that did not sell through by the end of the selling season would be returned to our warehouse to be sold at substantially the same price in stores during a future period.  However, the storage of unsold seasonal merchandise in our warehouses, together with the subsequent return of such merchandise to stores for sale, incurred high levels of repackaging, return and storage costs.

New management recognized the inefficiencies of the prior inventory management approach.  In response, the Company implemented a new seasonal inventory clearance initiative under which seasonal inventory would be aggressively marked down to ensure sell through and minimize the costs associated with repackaging, returning and storing unsold seasonal merchandise as described above.  For example, products that usually would sell for 99.99¢ each were marked down to buy-one-get-one free and as low as nine for 99.99¢.

In the third quarter of Fiscal 2016, these seasonal inventory clearance initiatives increased cash received but also reduced gross margin by 60 basis points.  Our new management believes that, in the long run, the cost savings of such seasonal inventory clearance initiatives will outweigh the costs associated with storing inventory, potential shrinkage exposure and the additional labor needed to restock seasonal inventory under our prior inventory management approach.

In response to the Staff’s comment, to the extent there are initiatives in the future that materially impact, or that we believe will materially impact, gross margin, we will disclose in detail the specifics of, and facts and circumstances leading to, such initiatives and their actual or anticipated impact on gross margin.

17.                            We note your discussion of changes in certain income statement line items does not separately quantify the impact of each factor identified as driving the overall change.  For example, you state on page 34 that “cost of products sold increased by 230 basis points compared to the third quarter of fiscal 2015 primarily due to higher inbound freight and duty costs and the accelerated implementation of inventory clearance initiatives, partially offset by a shift in product mix toward higher margin general merchandise products.”  Where a material change is attributed to two or more factors, including any offsetting factors, please quantify, where possible, the contribution of each identified factor.  Refer to Instruction 4 to Item 303(a) of Regulation S-K, Section III.D of SEC Release No. 33-6835 and Section III.B of SEC Release No. 33-8350.

Response to Comment 17:

The Company advises the Staff that the 230 basis point increase in the cost of products sold compared to the third quarter of Fiscal 2015 was primarily due to approximately (i) a 210 basis point increase in overall merchandise costs, such as higher inbound expenses related to globally sourced merchandise and (ii) a 60 basis point increase in costs associated with accelerating the implementation of seasonal inventory clearance initiatives described in our response to Comment 16 above.  These increases in the cost of products sold were partially offset by a 40 basis point decrease in costs resulting from a shift in product mix toward higher margin general merchandise products.  In response to the Staff’s comment, in future filings, where a material change is attributed to two or

U.S. Securities and Exchange Commission
March 11, 2016

more factors, including any offsetting factor, we will quantify the contribution of each identified factor.

18.                            Please tell us and disclose whether the shift to higher margin general merchandise products is a trend that is likely to have a continuing impact on your gross profit and operating income.  For additional guidance refer to SEC Release No. 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

Response to Comment 18:

The Company advises the Staff that we do not believe the shift to higher margin general merchandise products, which partially offset overall increases in the cost of products sold by 40 basis points in the third quarter of Fiscal 2016, is a trend that is likely to have a continuing impact on gross profit and operating income.  This shift to higher margin general merchandise products was due to opportunistic purchases made by the Company during the period as well as other external economic factors that lowered product costs generally.  Opportunistic purchases may be made in various merchandise categories and are not limited to general merchandise.  Due to the inconsistent nature of such opportunistic purchases and the Company’s lack of control over external factors, management does not expect to continue the shift toward higher margin general merchandise products.  Accordingly, management does not expect this shift to have a continuing impact on gross profit and operating income.  The Company further advises the Staff that there are no specific strategies in place to shift to higher margin general merchandise products.  However, in future periods, the Company will continue to take advantage of opportunistic purchases.  In response to the Staff’s comment, in future filings, we will describe in detail in the “Management Discussion and Analysis of Financial Condition and Results of Operations” relating to any known trends or uncertainties that have had or that we reasonably expect will have a material favorable or unfavorable impact.

Goodwill Impairment, page 34

19.                            We note your statement that the goodwill impairment charge “did not adversely affect our debt position, cash flow, liquidity or compliance with financial covenants.”  Please revise to discuss how your impairment charge, as well as the deferred tax valuation allowance charge, affected your expectations regarding your future operating results, cash flow and liquidity.  We remind you that one of the principle objectives of MD&A is to provide your investors with enough insight into the underlying factors that drove your historical results that they can assess the likelihood that past results are indicative of future results.  We also remind you of your obligation to describe known trends and uncertainties that have had or you reasonably expect will have a material impact on your results.

Response to Comment 19:

The disclosure referenced by the Staff above was intended to specifically address concerns that the Company believes were likely to have been raised among holders of its $250.0 million 11% Senior Unsecured Notes due 2019 (which are the Company’s only widely-held securities) as a result of the $120.0 million goodwill impairment charge, namely that the impairment charge itself could have adversely affected the Company’s ability to service its debt obligations or comply with the covenants under its debt instruments.  We do not believe the goodwill impairment charge had an

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March 11, 2016

adverse effect on our debt position, cash flow, liquidity or compliance with financial covenants.  The goodwill impairment charge was a non-cash charge, and thus did not affect our cash position and our ability to comply with the obligations under our debt instruments.  Even if the amount of the goodwill impairment charge were to increase as a result of the completion of our goodwill impairment analysis in the fourth quarter of Fiscal 2016, the Company would expect to maintain its position that this non-cash charge would not adversely affect our future debt position, cash flow, liquidity or compliance with financial covenants under our debt instruments.  Accordingly, we believe our current disclosure is adequate with respect to the specific and narrow issue it was intended to address.

However, the Company acknowledges that, more broadly speaking, the goodwill impairment charge reflects the existence of underlying factors that could signal a possible reduction in cash flow or liquidity or an otherwise adverse effect on one or more other items that comprise our future operating results.  The $120.0 million non-cash goodwill impairment charge recorded in the third quarter of Fiscal 2016 was primarily driven by (i) a decline in actual year to date and projected full year Fiscal 2016 operating results and the hypothetical projected impact in succeeding years, (ii) a reassessment of trends impacting forecasted operating results and (iii) a significant increase in the fair value of tangible and intangible assets considered in determining the implied fair value of goodwill.  We sought to address these factors in certain items of our Form 10-Q for the third quarter of Fiscal 2016, such as in the additional risk factor in Part II, Item 1A on page 44 and the disclosure in Note 1, “Goodwill and Other Intangible Assets” on pages 9 and 10.  We indicated in such disclosure that if our operating results continue to vary from management expectations, additional impairment charges may be recorded in the future, which could negatively impact our net income and members’ equity for the period in which such impairment charges are recorded.

Notwithstanding the foregoing disclosure, we acknowledge the Staff’s comment with respect to our MD&A disclosure and advise that in future filings we will expand our MD&A disclosure (including in our upcoming Form 10-K for Fiscal 2016) to include details regarding the specific factors underlying our goodwill impairment charge that we reasonably expect will have a material impact on our future operating results.  Such specific factors include, but are not limited to, (i) lower comparable same-store sales due to cannibalization by recent new store openings, (ii) increases in inventory shrinkage, (iii) margin compression from sales promotion strategies and (iv) decisions to curb future store openings.

As explained in our response to Comment 11, the primary factors underlying the deferred tax valuation allowance charge were (i) operating performance declines resulting from increased inventory shrinkage and (ii) gross margin declines due to inventory clearance initiatives, short-term promotions and multi-pricing strategies.  In response to the Staff’s comment, we will expand our MD&A disclosure in our future filings (including our upcoming Form 10-K for Fiscal 2016) to include a discussion of these factors and any effect we expect such factors have on our future operating results, cash flow and liquidity.

U.S. Securities and Exchange Commission
March 11, 2016

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 39

20.                            We note your ABL Facility matures in January 2017 and your remaining long-term debt matures in 2019.  Given the materiality of your debt to your financial statements and the relatively short amount of time until maturity, please revise your liquidity disclosures to more clearly address the amount of debt that is maturing over the next several years and management’s plans for satisfying or refinancing these obligations.

Response to Comment 20:

The Company advises the Staff that in future filings, we will revise our liquidity disclosures to more clearly describe (i) the maturity dates of our debt obligations and (ii) management’s plans regarding such debt obligations.  Below is a sample of additional disclosure explaining our liquidity position that is indicative of what we intend to disclose in future filings:

“Our ABL Facility matures on January 13, 2017, the First Lien Term Loan matures on January 13, 2019, and our Senior Notes mature on December 15, 2019.  We are focused on refinancing our ABL Facility in calendar year 2016, which may be at higher interest rates than our current ABL Facility.  We may pursue a refinancing of our other long term obligations, but potential volatility and challenges in the then-current capital markets, including conditions affecting borrowing costs, could limit our ability to refinance at favorable terms, and could have a material adverse impact on our future financial condition.”

*        *        *        *        *        *        *

In connection with this response letter, the Company hereby acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                 Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
March 11, 2016

We look forward to discussing with you any additional questions you may have regarding our filings.  Please do not hesitate to call me at (323) 881-1253.

Sincerely,

/s/ Felicia Thornton
Felicia Thornton
Chief Financial Officer

cc:                              Robert Babula, Staff Accountant, U.S. Securities and Exchange Commission

Andrew Blume, Staff Accountant, U.S. Securities and Exchange Commission

Scott Anderegg, Staff Attorney, U.S. Securities and Exchange Commission

Geoffrey J. Covert, 99 Cents Only Stores LLC
                                                Pippa Bond, Proskauer Rose LLP